Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 333-256560 on Form N-2 of our report dated May 27, 2022 relating to the financial statements and the financial highlights of MassMutual Access Pine Point Fund, appearing in the Annual Report on Form N-CSR of MassMutual Access Pine Point Fund for the period ended March 31, 2022, and to the reference to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

July 29, 2022